Exhibit D.2

FIRST AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

DISCRETIONARY

This Amendment is made this 26th day of February, 2004, by and between Voyageur Asset Management Inc. (the “Advisor”) and Iowa Schools Joint Investment Trust (the “Client”).

Whereas, effective the 30th day of September, 2003, the Advisor and the Client entered into an Investment Advisory Agreement (the “Agreement”); and

Whereas, according to Paragraph 15(a), the Agreement terminates on February 27, 2004, unless approved by a majority of the outstanding voting securities of the Client; and

Whereas, on January 9, 2004, the Client filed for deregistration with the Securities and Exchange Commission (the “Commission”), which application for deregistration is pending before the Commission; and

Whereas, the Advisor and the Client wish the Agreement to continue, pending the application for deregistration before the Commission; and

Whereas, the parties understand that during the period of time until deregistration, the Advisor’s compensation is limited by the Commission regulations to reimbursement of fees and expenses.

Now, Therefore, the parties agree as follows:

1. Paragraph 15(a) is hereby amended by deleting the current paragraph and inserting in lieu thereof the following:

Unless an order approving deregistration is received from the Securities and Exchange Commission or unless this Agreement is approved by a majority of the outstanding voting securities of the Client, this Agreement shall terminate on June 30, 2004.

2. Paragraph 15(b) is hereby amended by deleting the current paragraph and inserting in lieu thereof the following:

Unless sooner terminated as hereinafter provided, if an order granting deregistration is received from the Securities and Exchange Commission or if this Agreement is approved by a majority of the outstanding voting securities (as defined in the 1940 Act) of the Client, this Agreement shall continue in effect for two years from the Effective Date and from year to year thereafter, but only so long as such continuance is specifically approved at least annually by the Board of Trustees of the Client or, if required, by the vote of the holders of the majority of the outstanding voting securities of the Client; provided that in either event the continuance also is approved by a majority of the Board of Trustees who are not “interested persons” of the Advisor or the Client.

3. Until such time as the Client has received an order from the Securities and Exchange Commission approving deregistration or this Agreement is approved by a majority of the outstanding voting securities of the Client, the compensation to be paid to the Advisor pursuant to Paragraph 6 shall be limited to reimbursement of actual costs and expenses of the Advisor.

4. In all other respects the Investment Advisory Agreement between the Advisor and the Client shall remain in full force and effect.

In Witness Whereof, the Advisor and the Client have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

The Client		The Advisor
Iowa Schools Joint Investment Trust		Voyageur Assets Management Inc.

By:	/s/ Jane Lichtenstein	By:	/s/ Mike Lee

Name:	Jane Lichtenstein	Name:	Mike Lee

Title:	Chair	Title:	Chief Operating Officer